SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Continuus Software Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21218R 10 4
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V, L.P.
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    784,025*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 784,025*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             784,025*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.76%

12)        TYPE OF REPORTING PERSON*

             PA






_________________
*Includes 9,723 Warrants to Purchase Common Stock exercisable within sixty days.


13G

CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V, L.L.P.
            Tax Identification No. 41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    784,025*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 784,025*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             784,025*

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.76%

12)        TYPE OF REPORTING PERSON*

             PA






_________________
*Includes 9,723 Warrants to Purchase Common Stock exercisable within sixty days.


13G

CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    784,025*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 784,025*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             784,025*


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.76%

12)        TYPE OF REPORTING PERSON*

             IN






_________________
*Includes 9,723 Warrants to Purchase Common Stock exercisable within sixty days.



CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    784,025*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 784,025*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             784,025*


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.76%

12)        TYPE OF REPORTING PERSON*

             IN






_________________
*Includes 9,723 Warrants to Purchase Common Stock exercisable within sixty days.



CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    784,025*
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 784,025*
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             784,025*


10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.76%

12)        TYPE OF REPORTING PERSON*

             IN






_________________
*Includes 9,723 Warrants to Purchase Common Stock exercisable within sixty days.


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Continuus Software Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           108 Pacific, Second Floor
           Irvine, CA  92718

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V, L.L.P.
           2.  Itasca Partners V, L.L.P.
           3.  John E. Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V, L.P.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V, L.P.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           5.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           6.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners IV on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V is a Minnesota limited partnership, whose general partners is Itasca Partners V, L.L.P., a Minnesota limited liability partnership. John E. Lindahl and George J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of Itasca Partners V.

Item 2(c)  Citizenship:

           1. Norwest Equity Partners V: Minnesota limited partnership
           2. Itasca Partners V, L.L.P.: Minnesota limited liability partnership
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           21218R 10 4

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners V ("NEP V"): At December 31, 1999, NEP V owned 785,024 shares of common stock. This amount represented 8.76% of the total shares of common stock outstanding at that date, and includes the right to acquire 9,723 additional shares through the exercise of warrants to purchase common stock.

(2) Itasca Partners V: At December 31, 1999, Itasca Partners V was deemed to own 785,024 shares of common stock by virtue of its status as the general partner of NEP V. This amount represented 8.76% of the total shares of common stock outstanding at that date, and includes the right to acquire 9,723 additional shares through the exercise of warrants to purchase common stock.

(3) John E. Lindahl: At December 31, 1999, John E. Lindahl was deemed to own 785,024 shares of common stock by virtue of his status as a managing partner of Itasca Partners V, the general partner of NEP V, the record holder of shares. This amount represented 8.76% of the total shares of common stock outstanding at that date, and includes the right to acquire 9,723 warrants to purchase common stock held by NEP V. The shares of the Issuer's common stock reported herein as indirectly beneficially owned by Mr. Lindahl do not include 1,040,863 shares of such stock (including 11,815 shares which may be acquired upon the exercise of certain warrants) representing 11.64% of the Issuer's outstanding common stock and held of record by Norwest Equity Partners IV, L.P. ("NEP IV"). Mr. Lindahl may also be deemed to beneficially own the shares held by NEP IV by virtue of his status as a managing partner of Itasca Partners, the general partner of NEP IV. All shares deemed indirectly beneficially owned by Mr. Lindahl by virtue of his affiliation with NEP IV are being reported on a separate Schedule 13G filed on February 14, 2000 by NEP IV on behalf of itself, Mr. Lindahl, and certain other persons named therein.

(4) George J. Still, Jr.: At December 31, 1999, George J. Still, Jr. was deemed to own 785,024 shares of common stock by virtue of his status as a managing partner of Itasca Partners V, the general partner of NEP V. This amount represented 8.76% of the total shares of common stock outstanding at that date, and includes the right to acquire 9,723 warrants to purchase common stock held by NEP V. The shares of the Issuer's common stock reported herein as indirectly beneficially owned by Mr. Still do not include 1,040,863 shares of such stock (including 11,815 shares which may be acquired upon the exercise of certain warrants) representing 11.64% of the Issuer's outstanding common stock and held of record by Norwest Equity Partners IV, L.P. ("NEP IV"). Mr. Still may also be deemed to beneficially own the shares held by NEP IV by virtue of his status as a managing partner of Itasca Partners, the general partner of NEP IV. All shares deemed indirectly beneficially owned by Mr. Still by virtue of his affiliation with NEP IV are being reported on a separate Schedule 13G filed on February 14, 2000 by NEP IV on behalf of itself, Mr.Still, and certain other persons named therein.

 (5) John P. Whaley: At December 31, 1999, John P. Whaley was deemed to own 785,024 shares of common stock by virtue of his status as the managing administrative partner of Itasca Partners V, the general partner of NEP V. This amount represented 8.76% of the total shares of common stock outstanding at that date, and includes the right to acquire 9,723 warrants to purchase common stock held by NEP V. The shares of the Issuer's common stock reported herein as indirectly beneficially owned by Mr. Whaley do not include 1,040,863 shares of such stock (including 11,815 shares which may be acquired upon the exercise of certain warrants) representing 11.64% of the Issuer's outstanding common stock and held of record by Norwest Equity Partners IV, L.P. ("NEP IV"). Mr. Whaley may also be deemed to beneficially own the shares held by NEP IV by virtue of his status as the managing administrative partner of Itasca Partners, the general partner of NEP
IV. All shares deemed indirectly beneficially owned by Mr. Lindahl by virtue of his affiliation with NEP IV are being reported on a separate
Schedule 13G filed on February 14, 2000 by NEP IV on behalf of itself, Mr.Whaley, and certain other persons named therein.

Each person filing this statement disclaims beneficial ownership of any shares included in this Schedule 13G and held by any other person included in this statement, other than those held by such filing person, and the filing of this statement shall not be construed as an admission that such filing person is the beneficial owner of any other such shares covered by this statement for purposes of Sections 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 9, 2000

NORWEST EQUITY PARTNERS V, L.P.

By ITASCA PARTNERS V, L.L.P., as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner



AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners V on its own behalf and on behalf of its general partner, Itasca Partners V, L.L.P., a Minnesota limited liability partnership ("Itasca V"), and the following individuals, all of whom are the general partners of Itasca V: John E. Lindahl, George J. Still, Jr. and John P. Whaley.

Dated:  February 9, 2000


NORWEST EQUITY PARTNERS V, L.P.

By ITASCA PARTNERS V, L.L.P.


  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner

ITASCA PARTNERS V, L.L.P.


  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner


  /s/ John P. Whaley
      John P. Whaley, Individually and as
        Attorney-in-Fact For John E. Lindahl


  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        George J. Still, Jr.


10